CHATEAU MARCEL, INC.

FINANCIAL STATEMENTS 2016 AND 2015



CHATEAU MARCEL, INC.

STATEMENTS OF INCOME (LOSS)

	Year Ended December 31,	
	2016	2015
Operating Revenues:		
Sales	$ 82,614	$ -
	82,614	-
Operating Expenses:		
Cost of sales	37,627	31,223
General and administrative	103,312	57,890
Depreciation	-	-
	140,939	89,113
Operating Income (Loss)	(58,325)	(89,113)
Non-operating Income (Loss):	-	-
Income (Loss) Before Income Taxes	(58,325)	(89,113)
Income Taxes	2,043	-
Net Income (Loss)	(60,368)	(89,113)
Net Income (Loss)	$ (60,368)	$ (89,113)

See accompaying notes.

CHATEAU MARCEL, INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2016	Year Ended December 31, 2015
Net Income (Loss)	$ (60,368)	$ (89,113)
Other Comprehensive Loss:		
Unrealized net gains (losses) on marketable securities	-	-
Tax effect of net unrealized (gains) losses on marketable securities	-	-
Total unrealized net gain (loss) on marketable securities, net of tax	-	-
Total Other Comprehensive Loss	-	-
Comprehensive Income (Loss)	$ (60,368)	$ (89,113)

See accompaying notes.

CHATEAU MARCEL, INC.

BALANCE SHEETS

	December 31, 2016	December 31, 2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 18,372	$ 78,840
Accounts receivable, less allowance for doubtful accounts of $0	4,764	-
Inventories	15,160	-
Prepaid expenses and other	-	-
Total Current Assets	38,296	78,840
Property and equipment, net	-	-
Other assets	-	-
Total Assets	$ 38,296	$ 78,840
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,459	$ -
Accrued expenses	1,318	2,953
Short-term debt	-	-
Total Current Liabilities	2,777	2,953
Note payable	20,000	-
Commitments and contingencies		
Equity:		
Chateau Marcel, Inc. Stockholders' Equity:		
Preferred stock, $.00001 par value, 3,200,000 shares authorized	-	-
Common stock, $.0001 par value; 8,000,000 shares authorized, 1,320,000 shares issued and outstanding at December 31, 2016	132	132
Additional paid-in capital	164,868	164,868
Retained earnings	(149,481)	(89,113)
Accumulated other comprehensive income (loss), net	-	-
Total Stockholders' Equity	15,519	75,887
Total Liabilities and Equity	$ 38,296	$ 78,840

See accompaying notes.

CHATEAU MARCEL, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (60,368)	$ (89,113)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Change in operating assets and liabilities:		
Accounts receivable	(4,764)	-
Inventories	(15,160)	-
Accounts payable	1,459	-
Accrued expenses	(1,635)	2,953
Non-current liabilities		
Total adjustments	(20,100)	2,953
Net cash (used in) provided by operating activities	(80,468)	(86,160)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	-	-
Net cashprovided by (used in) investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes payable	20,000	-
Capital contribution	-	165,000
Net cash provided by (used in) financing activities	20,000	165,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(60,468)	78,840
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	78,840	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 18,372	$ 78,840

See accompaying notes.

CHATEAU MARCEL, INC

STATEMENTS OF EQUITY

	Equity					
	Chateau Marcel, Inc. Stockholders' Equity					
	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Earnings	Loss	Equity
Balance, July 13, 2015	-	$ -	$ -	$ -	$ -	$ -
Capital contribution	1,320,000	132.00	164,868.00	-	-	165,000
Net income (loss)	-	-	-	(89,113)	-	(89,113)
Net change from marketable securities, net of tax	-	-	-	-	-	-
Balance, December 31, 2015	1,320,000	$ 132	$ 164,868	$ (89,113)	$ -	$ 75,887

	Equity					
	Chateau Marcel, Inc. Stockholders' Equity					
	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance, December 31, 2015	1,320,000	$ 132	$ 164,868	$ (89,113)	$ -	$ 75,887
Net income (loss)	-	-	-	(60,368)	-	(60,368)
Net change from marketable securities, net of tax	-	-	-	-	-	-
Balance, December 31, 2016	1,320,000	$ 132	$ 164,868	$ (149,481)	$ -	$ 15,519

See accompaying notes.

CHATEAU MARCEL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

Chateau Marcel, Inc. (the "Company," "Maison Marcel," "we" or "us"), organized in Delaware on July 13, 2015, is a company which produces, imports, distributes and markets the brand Maison Marcel along with other wines from France. Our goal is to expand our brands nationally, grow our product offering and strengthen distribution across major states.

We maintain an Internet website at http://www.drinkmarecl.com

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed. Actual results could differ from those estimates.

Accounts receivable and concentration of Credit Risk – The Company's potential exposure to concentrations of credit risk consists of trade accounts and notes receivable, and bank deposits. Accounts receivable are normally due within 30 days and the Company performs periodic credit evaluations of its customers' financial condition. Notes receivable payments are normally due monthly. The required allowance for doubtful accounts is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of past-due outstanding accounts receivables. The estimates can be affected by changes in the financial strength of the wine industry, customer credit issues or general economic conditions.

A majority of the Company's revenues are concentrated in the wine industry and revenues can be materially affected by current economic conditions.

Cash and Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Inventories – Inventories related to the Company's manufacturing and service operations are carried at the lower of cost or market.

Property and Equipment – Property and equipment is stated initially at cost or, in the case of equipment under capital leases, the present value of future lease payments. Depreciation and amortization are provided on a straight-line basis over the asset's useful life. Useful lives range from three years for computer equipment, seven years for furniture and equipment and ten years for leasehold improvements. There is no property and equipment for the fiscal year ended December 31, 2016.

Revenue Recognition – Revenue from product sales is recognized when contract terms are completed and ownership has passed to the customer.

Income Taxes – Income taxes have been provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Financing arrangements – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of [purchase premiums and discounts] deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

2.   INVENTORIES

Inventories consisted of the following:

| | Year Ended December 31, | | |
	2015		2016
Inventory	$ 35,106	$	31,223
Reserves	(20,000)		(31,223)
Total,net of reserves	$ 15,106	$	-

3.   NOTES PAYABLE

The Company entered into an agreement (the "Convertible Note Offering") to sell convertible promissory notes. The Company is seeking to sell Notes in the aggregate principal amount of up to $800,000, provided that, in the event of over-subscriptions, the Company may (in its sole discretion) sell additional Notes. The Notes may be sold in one or more closings (each, a "Closing") at any time prior to December 31, 2018.
.

The Company has convertible debt outstanding as of December 31, 2016 related to our 2016 Convertible Notes. Pursuant to the convertible note agreement, the Company received $20,000 in December 19, 2016. The Notes are convertible into common stock upon satisfaction of certain conditions. Interest shall accrue from the date of this Note on the unpaid principal amount at a rate per annum equal to six percent (6%), which interest shall be payable upon maturity. The accrued interest expense as of December 31, 2016 is negligible.

The following table summarizes information about the liability components the Company's financing arrangement (dollars in thousands):

| | Year Ended December 31, | | |
	2015		2016
2016 Convertible note			
Principal amount outstanding	$ 20,000	$	-
Total	$ 20,000	$	-